January 22, 2008
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Pentair, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-04689
Dear Mr. James:
On behalf of Pentair, Inc., I am writing in response to the staff’s comment with respect to the above-referenced filing from your letter dated January 4, 2008.
Set forth below is the heading and numbered paragraph from the staff’s January 4th letter, which is immediately followed by Pentair’s response, including any required supplemental information.
Form 10-K for the Year Ended December 31, 2006
Note 5: Supplemental Balance Sheet Information, page 61
Equity Method Investment
1.	We note your response to prior comment 4. Please revise future filings to present your income from equity method investments in a separate line item below your operating income, as required by Rule 5-03.13 of Regulation S-X.

Response: In future filings, we will present our income from equity method investments in a separate line item below our operating income, as required by Rule 5-03.13 of Regulation S-X.

In connection with our response to this comment, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our response, please do not hesitate to call me at (763) 656-5260.

Regards,
/s/ John L. Stauch
By: John L. Stauch
Executive Vice President and Chief Financial Officer

cc:	Mr. Eric Atallah
Staff Accountant